LEFT RIGHT MARKETING TECHNOLOGY, INC.
                         585 WEST 500 SOUTH, SUITE 180
                              BOUNTIFUL, UT 84010
                                (801) 244-4405


February 2, 2006


VIA EDGAR AND FEDERAL EXPRESS


Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 7010
Washington D.C.  20549-7010

Attention:  Andrew Schoeffler


RE:   LEFT RIGHT MARKETING TECHNOLOGY, INC.;
      FILE NO. 000-09047


Dear Mr. Schoeffler:


On behalf of Left Right Marketing Technology, Inc., a Delaware corporation (the "Company" or "LRMK"), enclosed please find Amendment No. 1 ("Amendment No. 1") to the Company's Preliminary Information Statement on Schedule 14C. Amendment No. 1 has been marked to show revisions from the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the "Commission") on December 28, 2005 (the "Preliminary Information Statement").

Set forth below are the comments in your letter dated January 24, 2005 ("Comment Letter") with respect to the Preliminary Information Statement and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in Amendment No. 1.


General

1. We read your response to comment two from our letter dated December 2, 2005, and reissue this comment with respect to Exhibit C. In this regard, we note that you may not incorporate your Exchange Act filings by reference, even if the filings are delivered with your information statement. For example, we note the disclosure in the first paragraph of the sections "Business Conducted", "Selected Financial Data" and "Information About The Parties To The Agreement".

Each of the noted disclosures in the first paragraph of the sections titles "Business Conducted", "Selected Financial Data" and "Information About the Parties to the Agreement" have been deleted.


Cover Page of Schedule 14C

2. Please revise the cover page to check the box indicated that you computed the filing fee per Exchange Act Rules 14c-5(g) and 0-11. In addition, please revise paragraph (3) to indicate the per unit price and provide the calculation used to determine that per unit price.

We have checked the box indicating that the filing fee was computed per Exchange Act Rules 14c-5(g) and 0-11. We have also revised paragraph (3) to indicate the per unit price and have provided the calculation used to determine the foregoing. Please see Exhibit A hereto to reflect the use of the Company's book value given that, for the five (5) trading days preceding the filing of the Preliminary Information Statement on December 28, 2005, there were no trades executed in the common stock of the Company.



Certain Relationships and Related Transactions

3. We read your response to comment two from our letter dated December 2, 2005, and reissue this comment in part, as you have provided the requested disclosure only with respect to Mr. Griffith. In this regard, we note that this section should also include the requested disclosure with respect to each of the persons listed in paragraphs (1), (3) and (4) of Item 404(a) of Regulation S-B.

We have included the requisite disclosures for Messrs. Schroeder and Schultz in Amendment No. 1, "Certain Relationships and Related Transactions".


Absence of Nominating Committee

4.  Please disclose the information required by Items 7(d)(2)(ii)(B) through
(L) of Schedule 14A.

We have disclosed in Amendment No. 1 the information required by Items 7(d)(2)(ii)(B) through (L) of Schedule 14A.


Audit Committee Report


5. We read your response to comment eight of our letter dated December 2, 2005. Please disclose the information required by Item 306 of Regulation S-B.

The information required by Item 306 of Regulation S-B has been disclosed. Please note that due to the recent formation of the audit committee, the Company's annual report for the fiscal year ended December 31, 2005 will be the initial audit committee report. The audit committee members will discuss, review and handle each of the six items noted in the Amendment No. 1 in conjunction with the preparation and finalization of the annual report on Form 10-KSB to be filed on or before the 90th day following the fiscal year end date, or December 31, 2005.


Proposal Two - Approval of the Agreement and Plan of Reorganization

6. We read your response to comment twelve of our letter dated December 2, 2005. Please disclose this response in your information statement. In addition, please expand your response to address the conflicts of interest that exist relating to the negotiation of the proposed merger. In this regard, we note that the officers and directors of the two entities are essentially identical.

Our response to comment twelve of the Commission's letter dated December 2, 2005 has been disclosed in Amendment No. 1. In addition, we have made additional disclosures to address the conflicts of interest that exist relating to the negotiation of the proposed merger.

7. We read your response to comment eighteen of our letter dated December 2, 2005. Please disclose this response in your information statement. In addition, please clarify whether Bradshaw, Smith & Co. was dismissed or resigned.

We have augmented our disclosure in Amendment No. 1 to include our response to comment 18 of your December 2, 2005 letter as well as the dismissal of Bradshaw, Smith & Co., LLP on October 1, 2003. There were no disagreements between the Company and Bradshaw, Smith & Co., LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of their dismissal. The Company simply elected to change auditors.


Business Conducted

8. Please explain how you will determine that contestants are amateur contestants

Each contestant will be required, in submitting their contest application, to confirm that they are an amateur contestant.


Terms of the Transaction

9. We note the disclosure in the fifth paragraph. Please identify the tax counsel upon whose advice you are relying.

The disclosures in the fifth paragraph of "Terms of the Transaction" have been modified.


Past Contracts, Transactions or Negotiations

10. We read your response to comment twenty-four of our letter dated December 2, 2005, and reissue this comment. For example, how did your directors address the conflicts of interest that existed, as they also serve the board of directors of SGI? Who negotiated the merger agreement, as the officers of each entity are essentially identical? How was the merger consideration determined and how was it valued?

The directors of LRMT made a determination based on their belief of the best course of action for the shareholders. Messr. Griffith represented the interests of SGI and Messrs. Schroeder and Schultz negotiated on behalf of LRMT. Messr. Griffith will not become a director of Left Right Marketing until after the definitive information statement has been filed. The consideration and value determined was based on an arbitrary amount negotiated by the two parties. The stock price of the company was not relevant as there was (is) no significant trading or market existing in the common stock of the company.
Both Messrs. Schroeder and Schultz researched and discussed the consideration independent of any discussions with Messr. Griffith. It was only then, that the three individuals met to discuss the consideration to be given. No specific value has been assigned to the merger.


Information About the Parties to the Agreement

11. We reissue comment twenty-five of our letter dated December 2, 2005. Please refer to comment one above.

Please see the response to comment one above. All references to incorporation by reference have been removed.


12. We read your response to comment thirty-one of our letter dated December 2, 2005, and reissue this comment, as it is not clear from this response how your program is different from the other currently airing poker television shows. In particular, how is your program "reality-based" while these other shows are not?

Currently aired poker television shows deal strictly with the poker "tournament". We will be offering a poker "contest" to amateur contestants, and unlike the existing poker programming, we intend to have footage on the amateur contestants outside of the poker contests detailing the daily lives of selected teams and contestants and their respective attempts to make the "finals" in Las Vegas, Nevada. No existing poker programming offers this type of "behind the scenes" footage.


Ultimate Poker League Contest

13. We read your response to comment thirty-two of our letter dated December 2, 2005. Please clarify that you have no agreements with any sponsor to host the league play.

We hereby clarify that at this time we have no formal agreement with any sponsor to host league play.


Competition

14. We read your response to comment thirty-three of our letter dated December 2, 2005. Please explain your "team" concept in more detail and why that concept will make your tournament unique, as it appears that each member of the team ultimately competes individually for the prize.

Each team is comprised of four (4) members. While each member of the team competes individually, their respective performance is aggregated with the other team members for the purpose of determining the winning team. This is true at the local contest level and at the "finals" to be held in Las Vegas, Nevada. At the finals, there will only be one contestant remaining at the end of the contest. This is the nature of all poker contests. The goal is to be the last person remaining at the end of the contest. In other words, the last person with poker chips. The team that includes the last remaining person in the finals will be declared the winning team and will win the $1,000,000 prize.

Government Regulation, Licensing and Taxation

15. We read your response to comment thirty-five of our letter dated December 2, 2005. Please disclose this response in your information statement. In addition, please identify the counsel you reference in your response.

We have made a disclosure similar to our response to the Commission's comment thirty-five in its letter dated December 2, 2005.

16. We read your response to comment thirty-six of our letter dated December 2, 2005. Please disclose this response in your information statement.

We have included our response in Amendment No. 1.


Plan of Operations and Milestones

17. We read your response to comment forty-one of our letter dated December 2, 2005. Please disclose this response in your information statement.

Given the private placement exemptions we intend to rely upon, and the prohibition against advertising and general solicitations set forth in such state and/or federal exemptions from securities registration, we respectfully request that we not be required to disclose the terms of our anticipated private placement of common stock.

We look forward to hearing from you shortly.

Very truly yours,

/s/ Lawrence Schroeder

Lawrence S. Schroeder
Chief Executive Officer and President











                                   EXHIBIT A





                       Option # 2 - Book Value

Common Stock			$   94,718
APIC                            $2,999,192
Market Value                     3,093,910
Fee Rate                            0.0200%
Fee				$      618.78


Rule 0-11(a)(4)

"When the fee is based upon the market value of securities, such market value shall be established by either the average of the high and low prices reported in the consolidated reporting system (for exchange traded securities and last sale reported for over-the-counter securities) or the average of the bid and ask price (for other over-the-counter securities) as of the specified date within 5 business days prior to the date of the filing. If there is no market for the securities, the value shall be based upon the book value of the securities computed as of the latest practicable date prior to the date of the filing, unless the issuer of the securities is in bankruptcy or receivership or has an accumulated capital deficit, in which one-third of the principal amount, par value or stated value of the securities shall be used."












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